Filed with the Securities and Exchange Commission on April 21, 1997


                       1933 Act File Nos. 33-28516, 33-30268, 33-34922, 33-63623
                                                     1940 Act File No. 811-05808


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                         EATON VANCE PRIME RATE RESERVES
                                (Name of Issuer)

                         EATON VANCE PRIME RATE RESERVES
                      (Name of Person(s) Filing Statement)

                Shares of Beneficial Interest, Without Par Value
                         (Title of Class of Securities)

                                   277913 10 9
                      (CUSIP Number of Class of Securities)

                                 Alan R. Dynner
                             Eaton Vance Management
                 24 Federal Street, Boston, Massachusetts 02110
                                 (617) 482-8260
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 April 21, 1997
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee
                         -------------------------------

Transaction Valuation                               Amount of Filing Fee
-----------------------------------------------     --------------------

No. of Shares     Price/Share       Total Value
-------------     -----------       -----------

15,000,000        $9.99             $149,850,000    $29,970


[  ]  Check  box  if  any  part  of  the  fee is  offset  as  provided  by  Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Background
----------

         Eaton Vance Prime Rate Reserves (the "Fund"), is a closed-end, non-diversified management investment company (File Nos. 33-63623 and 811-05808) registered under the Investment Company Act of 1940 (the "1940 Act"). As a closed-end investment company, the Fund does not redeem its shares, but the Fund continuously offers its shares at net asset value. However, the Fund considers making quarterly tender offers (at the discretion of the Board of Trustees) to provide some measure of liquidity to the Fund's shareholders because the Fund's shares are not listed on an exchange or traded in the over-the-counter market.

         On February 21, 1995, the Fund converted to a "master-feeder" structure and now invests all of its assets in the Senior Debt Portfolio (the
"Portfolio"), a separate closed-end non-diversified management investment company registered under the 1940 Act (File No. 811-8876). The Portfolio also continuously offers its interests, but the interests are offered privately (i.e., without conducting a public offering under the Securities Act of 1933), and are held by an extremely small number of feeder funds. In order to continue to provide liquidity to Fund shareholders (and to the shareholders of any other feeder fund), the Portfolio also considers making periodic tender offers.

         EV Classic Senior Floating-Rate Fund is a "sister" feeder fund of the Fund, is registered under the 1940 Act as a closed-end, non-diversified management investment company, and also offers its shares to the public (File Nos. 333-23031 and 811-07946). This Fund also invests its assets in the Portfolio, and in order to provide liquidity to its shareholders, expects to conduct periodic tender offers.

Introduction
------------

The following is a  cross-reference  sheet pursuant to General  Instruction B of
Schedule 13E-4 showing the location in the Offer To Purchase dated April 21, 1997 of Eaton Vance Prime Rate Reserves (the "Offer To Purchase"), submitted herewith as Exhibit 2, of the information required by Schedule 13E-4. All of the information contained under the below-referenced captions of the Offer To Purchase is hereby incorporated by reference.

Schedule 13E-4 Item and Caption        Caption in Offer To Purchase
-------------------------------        ----------------------------

Item 1   Security and Issuer
         -------------------

         (a)................           Heading.

         (b) and (c)........           Heading. Letter. Price; Number of Shares.
                                       Selected Financial Information.

         (d)................           Inapplicable.

Item 2   Source and Amount of Funds
         or Other Consideration
         ----------------------

         (a)................           Heading.  Source and Amount of Funds.

         (b)................           Inapplicable.

Item 3   Purpose of the Tender Offer
         and Plans or Proposals of
         the Issuer or Affiliate
         -----------------------

         (a) through (f)....           Purpose of the Offer.  Certain Effects of
                                       the Offer.

                                       The  Fund  has no  present  plans or
                                       proposals  which  relate to or would
                                       result in  any  extraordinary
                                       corporate  transaction,  such  as  a
                                       merger,  reorganization, or
                                       liquidation,  involving  the Fund; a
                                       sale  or  transfer  of  a  material
                                       amount of assets  of the Fund;  any
                                       material changes in  the  Fund's
                                       present  capitalization  (except  as
                                       resulting   from  the  Offer or
                                       otherwise  set forth in the Offer to
                                       Purchase);  or  any  other material
                                       change  in  the  Fund's  corporate
                                       structure  or  business as a
                                       non-diversified  closed-end
                                       management investment company.

         (g) through (j)....           Inapplicable.

Item 4   Interest in Securities        Selected Financial Information.
         of the Issuer
         -------------

Item 5   Contracts, Arrangements       No such contracts, arrangements,
         Understandings or             understandings or relationships exist
         Relationships with            between the Fund and any person with
         Respect to the Issuer's       respect to the tender offer.
         Securities
         ----------

Item 6   Persons Retained,             Letter. No person has been authorized to
         Employed  or to Be            solicitations or recommendations with
         Compensated                   respect to the Offer to Purchase.
         -----------

Item 7   Financial Information
         ---------------------

         (a)(1) (2) (3) and (4)        Reference is hereby made to the Selected
                                       Financial Information in thee Offer to
                                       Purchase, and to the Audited Financial
                                       Statements of  the  Fund  for  the
                                       fiscal year ended  December 31, 1995
                                       filed with the Commission  pursuant
                                       to  Section  30(b)(2)  under  the
                                       Investment  Company  Act of  1940 on
                                       March  11,  1996   (Accession No.
                                       0000950156-96-000301);  and  to the

                                       Audited Financial Statements for the
                                       fiscal year ended December 31, 1996
                                       filed with the Commission  pursuant
                                       to   Section  30(b)(2) under  the
                                       Investment  Company  Act of  1940 on
                                       February  24,  1997 (Accession  No.
                                       0000950156-97-000169)  all of  which
                                       are  incorporated  herein  by
                                       reference.

         (b)(1) (2) and (3)            Inapplicable.

Item 8   Additional Information
         ----------------------

         (a)................           Contracts and Relationships with
                                       Affiliates.

                                       Eaton Vance Distributors, Inc. ("EVD") is a wholly-owned subsidiary of Eaton Vance Management, which is a wholly-owned subsidiary of Eaton Vance Corp. EVD serves as the Fund's principal underwriter.

         (b) through (d)....           Inapplicable.

         (e)................           Withdrawal Rights.  Early Withdrawal
                                       Charge.  Extension of Tender Period;
                                       Termination; Amendment. Tax Consequences.

Item 9   Material to be Filed
         as Exhibits
         -----------

         (a) (1)............           Advertisement printed in THE WALL STREET
                                       JOURNAL.

              (2)...........           Offer to Purchase (including Selected
                                       Financial Information).

              (3)...........           Letter of Transmittal.

         (b)................           Inapplicable.

         (c)................           Inapplicable.

         (d) through (f)....           Inapplicable.

         (g) (1)............           Audited Financial Statements of the Fund
                                       for the fiscal year ended December 31,
                                       1995 filed with the Commission pursuant
                                       to Section 30(b)(2) under the Investment
                                       Company Act of 1940 on March 11, 1996
                                       (Accession No. 0000950156-96-000301);
                                       and to the Audited Financial Statements
                                       for the fiscal year ended December 31,
                                       1996 filed with the Commission pursuant
                                       to Section 30(b)(2) under the Investment
                                       Company Act of 1940 on February 24, 1997
                                       (Accession No. 0000950156-97-000169) all
                                       of which are incorporated herein by
                                       reference.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 21, 1997             /s/  James B. Hawkes
--------------             -------------------------------------------
(Date)                     James B. Hawkes, President of
                           Eaton Vance Prime Rate Reserves

                                  EXHIBIT INDEX


         The following exhibits are filed as part of this Issuer Tender Offer Statement.


Exhibit
No.               Description
-------           -----------

(a)(1)            Advertisement printed in THE WALL STREET JOURNAL

(a)(2)            Offer to Purchase (including Selected Financial Information)

(a)(3)            Letter of Transmittal